UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                              Willbros Group, Inc.
                                (Name of Issuer)

                          Common Stock, $0.05 par value
                         (Title of Class of Securities)

                                    969199108
                                 (CUSIP Number)

                                December 31, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)




----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 8 Pages

CUSIP No. 969199108                   13G/A                  Page 2 of 8 Pages

--------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          GLG North American Opportunity Fund
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $2,600,000 principal amount of 6.5% Convertible Senior Notes due 2012 which are convertible into 148,097 Shares

                    146,718 Shares

                    Warrants to purchase 27,390 Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $2,600,000 principal amount of 6.5% Convertible Senior Notes due 2012 which are convertible into 148,097 Shares

                    146,718 Shares

                    Warrants to purchase 27,390 Shares
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          $2,600,000 principal amount of 6.5% Convertible Senior Notes due
          2012 which are convertible into 148,097 Shares

          146,718 Shares

          Warrants to purchase 27,390 Shares
--------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          0.82%
--------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)

          OO
--------------------------------------------------------------------------------

CUSIP No. 969199108                   13G/A                  Page 3 of 8 Pages

--------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          GLG Partners LP
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United Kingdom
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $2,600,000 principal amount of 6.5% Convertible Senior Notes due 2012 which are convertible into 148,097 Shares

                    198,275 Shares

                    Warrants to purchase 59,532 Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    $2,600,000 principal amount of 6.5% Convertible Senior Notes due 2012 which are convertible into 148,097 Shares

                    198,275 Shares

                    Warrants to purchase 59,532 Shares
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $2,600,000 principal amount of 6.5% Convertible Senior Notes due 2012 which are convertible into 148,097 Shares

          198,275 Shares

          Warrants to purchase 59,532 Shares
--------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT
          IN ROW (9)
          1.03%
--------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)

          PN
--------------------------------------------------------------------------------

CUSIP No. 969199108                   13G/A                  Page 4 of 8 Pages

--------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          GLG Partners Limited
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $2,600,000 principal amount of 6.5% Convertible Senior Notes due 2012 which are convertible into 148,097 Shares

                    198,275 Shares

                    Warrants to purchase 59,532 Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    $2,600,000 principal amount of 6.5% Convertible Senior Notes due 2012 which are convertible into 148,097 Shares

                    198,275 Shares

                    Warrants to purchase 59,532 Shares
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $2,600,000 principal amount of 6.5% Convertible Senior Notes due
          2012 which are convertible into 148,097 Shares

          198,275 Shares

          Warrants to purchase 59,532 Shares
--------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          1.03%
--------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)
          IA, HC
--------------------------------------------------------------------------------

CUSIP No. 969199108                   13G/A                  Page 5 of 8 Pages

--------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          GLG Partners, Inc.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $2,600,000 principal amount of 6.5% Convertible Senior Notes due 2012 which are convertible into 148,097 Shares

                    198,275 Shares

                    Warrants to purchase 59,532 Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    $2,600,000 principal amount of 6.5% Convertible Senior Notes due 2012 which are convertible into 148,097 Shares

                    198,275 Shares

                    Warrants to purchase 59,532 Shares
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $2,600,000 principal amount of 6.5% Convertible Senior Notes due
          2012 which are convertible into 148,097 Shares

          198,275 Shares

          Warrants to purchase 59,532 Shares
--------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          1.03%
--------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)
          CO
--------------------------------------------------------------------------------

CUSIP No. 969199108                   13G/A                  Page 6 of 8 Pages

This Amendment No. 3, (this "Amendment") amends the statement on Schedule 13G filed on January 27, 2006, as amended by Amendment No. 1 filed on February 14, 2007 and as further amended by Amendment No. 2 filed on February 14, 2008 (as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.05 per share (the "Shares") of Willbros Group, Inc., a Republic of Panama corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 4 and 5 in their entirety as set forth below.

Item 2(a).  Name of Person Filing

         This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to Shares (as defined in Item 2(d) below) of the Company:

         INVESTMENT MANAGER

         (i) GLG Partners LP (the "Investment Manager"), with respect to the Shares held by certain funds and managed accounts to which the Investment Manager serves as investment manager (the "GLG Funds").

         GENERAL PARTNER

         (ii) GLG Partners Limited (the "General Partner"), which serves as the general partner of the Investment Manager, with respect to the Shares held by each of the GLG Funds.

         PARENT COMPANY

         (iii) GLG Partners, Inc. (the "Parent Company"), which indirectly wholly owns the General Partner, with respect to the Shares held by each of the GLG Funds.

The Investment Manager serves as the investment manager to each of the GLG Funds. The General Partner serves as the general partner to the Investment Manager. The Parent Company indirectly wholly owns the General Partner.


Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 969199108                   13G/A                  Page 7 of 8 Pages


         The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by quarterly report for the quarterly period ended September 30, 2008 filed on Form 10-Q on November 6, 2008, the Company had 39,199,222 Shares outstanding as of October 31, 2008.

         The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of Emmanuel Roman, Pierre Lagrange and Noam Gottesman are Managing Directors of the General Partner. The Parent Company, which indirectly wholly owns the General Partner, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner, the Parent Company, GLG Inc., Emmanuel Roman, Pierre Lagrange and Noam Gottesman hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.


Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 969199108                   13G/A                  Page 8 of 8 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 9, 2009



GLG NORTH AMERICAN OPPORTUNITY FUND
      By: GLG Partners LP, its Investment Manager

GLG PARTNERS LP
      Individually and in its capacity as Investment Manager of GLG North American Opportunity Fund

GLG PARTNERS LIMITED
      Individually and in its capacity as General Partner of GLG Partners LP

      By: /s/ Victoria Parry
          ------------------
          Victoria Parry
          Senior Legal Counsel of GLG Partners LP

      By: /s/ Emmanuel Roman
          ------------------
          Emmanuel Roman
          Managing Director

GLG PARTNERS, INC.

      By: /s/ Alejandro R. San Miguel
          ---------------------------
          Name: Alejandro R. San Miguel
          Title: General Counsel and Corporate Secretary